Exhibit 99.1

CEO Brendan Bell Appointed to Dominion Diamond Corporation’s Board of Directors

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--November 5, 2015--Dominion Diamond Corporation (TSX: DDC)(NYSE: DDC) (the “Company”) is pleased to announce that Brendan Bell, Chief Executive Officer (CEO), has been appointed to the Board of Directors, bringing the size of the Board to eight members. Mr. Gannicott continues as Chairman, and Mr. Jarvis continues as Lead Director.

Mr. Gannicott, Chairman of the Board, said, "Brendan has well demonstrated his ability to lead and inspire the Dominion management team, especially through the difficult circumstances of my abruptly having to leave the chief executive role. In doing so he has earned the trust and respect of board members as well as shareholders and other stakeholders. His northern knowledge and experience are great assets to bring to board deliberations."

Mr. Bell joined the Company in July 2013 with responsibility for External Affairs and Human Resources and led the team tasked with conducting permitting negotiations for the Jay Project with the Government of the Northwest Territories. In November 2014, he was appointed Acting CEO and in July 2015 he was appointed CEO. Prior to joining the Company, Mr. Bell served eight years in the Northwest Territories Legislative Assembly including terms as Minister Responsible for Energy and Mines, Minister Responsible for the Environment and Minister of Justice and Attorney General for the Government of the Northwest Territories.

About Dominion Diamond Corporation

Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional reserves and resources, and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca.

CONTACT:
Dominion Diamond Corporation
Mr. Richard Chetwode, +44 (0) 7720-970-762
Vice President, Corporate Development
rchetwode@ddcorp.ca
or
Ms. Kelley Stamm, (416) 205-4380
Manager, Investor Relations
kstamm@ddcorp.ca